OMB APPROVAL

OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden hours per response	11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __________)*

Minuteman International Inc.

(Name of Issuer)

Common Stock - No Par Value

(Title of Class of Securities)

604540104

(CUSIP Number)

July 1, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 604540104	13 G	Page 2 of 5 Pages

1.	Names of Reporting Persons.
Lillian A. Rau (“Lillian”)
Gregory J. Rau (“Gregory”)
Michael A. Rau (“Michael”)
Kevin J. Rau (“Kevin”)
Rau Investors, LLC (“Investors”)

I.R.S. Identification Nos. of above persons (entities only).

Investors - 20-1322379

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization - Lillian, Gregory, Michael and Kevin are United States citizens. Investors was formed under the laws of Illinois.

	5.	Sole Voting Power - Investors 0, Lillian 0, Gregory 5,591, Kevin 0, Michael 2,454.

Number of	6.	Shared Voting Power - Investors 255,650, Lillian 255,650, Gregory 261,241, Kevin 255,650, Michael 258,104.
Shares
Beneficially
Owned by Each	7.	Sole Dispositive Power - Investors 0, Lillian 0, Gregory 5,591, Kevin 0, Michael 2,454.
Reporting
Person
With:	8.	Shared Dispositive Power - Investors 255,650, Lillian 255,650, Gregory 261,241, Kevin 255,650, Michael 258,104.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - Investors 255,650, Lillian 255,650, Gregory 261,241, Kevin 255,650, Michael 258,104.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) - Investors 7.1%, Lillian 7.1%, Gregory 7.3%, Kevin 7.1%, Michael 7.2%.

12.	Type of Reporting Person (See Instructions)

Lillian - IN, Gregory - IN, Michael - IN, Kevin - IN, Investors - OO

Item 1.
Item 2.
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4.Ownership.
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group
Item 9.Notice of Dissolution of Group
Item 10. Certification
SIGNATURE

Schedule 13G                                                                                                                                                                            Page 3 of 5

Item 1.

(a)	Name of Issuer Minuteman International Inc.

(b)	Address of Issuer’s Principal Executive Offices 111 South Rohlwing Road, Addison, IL 60101

Item 2.

(a)	Name of Person Filing Lillian A. Rau (“Lillian”) Gregory J. Rau (“Gregory”) Michael A. Rau (“Michael”) Kevin J. Rau (“Kevin”) Rau Investors, LLC (“Investors”)

(b)	Address of Principal Business Office or, if none, Residence

(c)	Citizenship — Lillian, Gregory, Michael and Kevin are United States citizens. Investors is a limited liability company formed under the laws of Illinois.

(d)	Title of Class of Securities — Common Stock — no par value.

(e)	CUSIP Number — 604540104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b) (1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a- 3);

(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
Investors — 255,650 shares. Lillian and Kevin are beneficial owners of 255,650 shares.
Lillian is the owner of 99.25% of the Units of Investors. Gregory, Kevin and Michael are
the managing members of Investors. Michael is a Vice President of Issuer and the
beneficial owner of 258,104 shares. Gregory is the President and Chief Executive Officer of Issuer and beneficially owns 261,241 shares.

(b)	Percent of class: Investors 7.1%, Lillian 7.1%, Gregory 7.3%, Kevin 7.1%, Michael 7.2%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote — Investors 0, Lillian 0, Gregory 5,591, Kevin 0, Michael 2,454.

Schedule 13G	Page 4 of 5

(ii)	Shared power to vote or to direct the vote — Investors 255,650, Lillian 255,650, Gregory 261,241, Kevin 255,650, Michael 258,104.

(iii)	Sole power to dispose or to direct the disposition of — Investors 0, Lillian 0, Gregory 5,591, Kevin 0, Michael 2,454.

(iv)	Shared power to dispose or to direct the disposition of — Investors 255,650, Lillian 255,650, Gregory 261,241, Kevin 255,650, Michael 258,104.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

NA.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

NA

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being
             Reported on By the Parent Holding Company or Control Person.

NA

Item 8. Identification and Classification of Members of the Group

NA

Item 9. Notice of Dissolution of Group

NA

Item 10. Certification

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7/16/04

Date

/s/ Lillian A. Rau

Signature

Lillian A. Rau

Name/Title

7/16/04

Date

/s/ Gregory J. Rau

Signature

Gregory J. Rau

Name/Title

7/16/04

Date

/s/ Kevin J. Rau

Signature

Kevin J. Rau

Name/Title

7/16/04

Date

/s/ Michael A. Rau

Signature

Michael A. Rau

Name/Title

7/16/04

Date

/s/ Gregory J. Rau

Signature

Rau Investors, LLC/Managing Member

Name/Title